Exhibit 99.2

Press release

WiLAN Reports Fourth Quarter and Fiscal Year 2012

Financial Results

Company generates adjusted earnings of $41.8 million or 47 percent of revenue

Annual dividend increased 14 percent to CDN $0.16 per share

OTTAWA, Canada – March 6, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the fourth quarter and fiscal year 2012 ended December 31, 2012. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fourth Quarter 2012 Highlights

•	Revenues of $21.2 million, exceeding our guidance of $20.7 million.
•	Adjusted earnings* of $7.0 million, or 6 cents per share.
•	Initiated litigation against Alcatel-Lucent, Apple, Ericsson, HTC, LG, Research In Motion, Sierra Wireless and Toshiba.
•	Increased the quarterly dividend to CDN $0.04 per common share.

Fiscal Year 2012 Highlights

•	Revenues of $88.0 million.
•	Adjusted earnings* of $41.8 million, or 34 cents per share.
•	GAAP earnings, including $31.1 million in expenses related to the 6 percent extendible convertible unsecured subordinated debentures (“Debenture”) financing, amounted to a loss of $14.5 million, or 12 cents per share on a basic level, as compared to GAAP earnings of $31.8 million, or 26 cents per share on a basic level, in the same period last year.
•	Acquired patent portfolios from Siemens AG and Alvarion Ltd.
•	Signed licensing partnerships with two patent owners, including SENSIO Technologies, bringing total number of partners signed to eight.
•	Generated $34.0 million in cash from operations.
•	Returned $30.3 million to shareholders in dividend and share buyback payments.
•	Held cash and cash equivalents and short-term investments of $176.9 million at December 31, 2012.

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“Our efforts and accomplishments in 2012 advanced key strategies that we believe will drive WiLAN’s future growth,” said Jim Skippen, President & CEO. “The sustainable growth of our business demands a disciplined licensing strategy and one that focuses on reaching the right agreements for the Company over the long-term. We reached agreements with eight companies in 2012 that are expected to generate significant future revenues.”

Added Skippen, “As part of our overall strategy, we are focused on increasing the number of portfolios that we can license. In 2012, WiLAN acquired valuable portfolios from technology leaders Siemens AG and Alvarion Ltd. and continued generating patents through our own research efforts. Our Gladios partnership efforts secured their first license agreement for partner 01Communique, and our roster of Gladios partners has now increased to 12.”

“Our solid balance sheet with over $176 million in cash and our positive cash flow with adjusted earnings of over $41 million or 47 percent of revenues in 2012, gives us a strong financial foundation upon which to continue building our business. WiLAN’s financial strength enabled the Company to return over $14 million to shareholders in dividend payments in 2012 and gave the board the confidence to increase the Company’s annual dividend by over 14 percent to $0.16 in 2013,” said Skippen.

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on April 5, 2013 to shareholders of record on March 22, 2013.

Fourth Quarter and Fiscal Year 2012 Revenue Review

In the three month period ended December 31, 2012, WiLAN generated revenues of $21.2 million, as compared to $24.2 million in the three month period ended December 31, 2011. In the 12 month period ended December 31, 2012, WiLAN generated revenues of $88.0 million, as compared to $105.8 million in the 12 month period ended December 31, 2011. The decrease in revenue compared to the prior year periods is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the first quarter of 2011, some of which required payments that were one-time in nature and some of which had more significant upfront payments.

For the 12 month period ended December 31, 2012, the top 10 licensees accounted for 83 percent of revenues, whereas the top 10 accounted for 77 percent of revenues in the 12 month period ended December 31, 2011.

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Fourth Quarter and Fiscal Year 2012 Operating Expense Review

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities, employee related costs and other costs incurred in conducting license negotiations as well as litigation and amortization expense related to acquired patents. Litigation and amortization expense is not necessarily variable with revenues. Patent licensing expenses is predominately employee related costs and therefore is not directly variable with revenues. We also include, as a cost of revenue, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

In the three month period ended December 31, 2012, cost of revenue totaled $16.6 million as compared to $38.0 million in the three month period ended December 31, 2011. For the 12 month period ended December 31, 2012, cost of revenues totaled $55.5 million as compared to $72.5 million in the same period last year. The decrease in expenses is primarily attributable to a decrease in the success fee partially offset by an increase in litigation expenses and amortization expense as a result of patent acquisitions completed during fiscal 2011 and 2012.

	Three months ended December 31, 2012	Three months ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2011

Licensing	$1,028	$861	$4,205	$4,610
Litigation expense	8,772	2,605	25,564	17,478
Litigation expense - success fee	-	27,986	-	27,986
Amortization of patents	6,531	6,287	24,794	21,645
Stock-based compensation	256	254	940	748
	$16,587	$37,993	$55,503	$72,467

For the three months ended December 31, 2012, litigation expenses amounted to $8.8 million compared to $2.6 million for the same period last year. For the 12 months ended December 31, 2012, litigation expenses amounted to $25.6 million compared to $17.5 million for the same period last year. The increase in litigation expenses over the prior year periods is partially attributable to an increased level of effort in ongoing patent infringement litigations including preparations for two Markman Hearings that are scheduled to take place in March 2013 and April 2013, respectively, and preparations for a trial that is scheduled to begin in April 2013.

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Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company. In the fourth quarter ended December 31, 2012, MG&A expenses amounted to $3.1 million as compared to $10.2 million in the fourth quarter ended December 31, 2011. For the fiscal year ended December 31, 2012, MG&A totaled $12.9 million as compared to $20.3 million in the same period last year. The decrease in spending for the 12 months ended December 31, 2012 is primarily attributable to a decrease in incentive and commission costs partially offset by an increase in staff costs.

	Three months ended December 31, 2012	Three months ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2011

Marketing, general and administration costs	$2,209	$2,321	$9,565	$8,362
Commission costs	-	-	-	1,631
Incentive buy-out	-	7,104	-	7,102
Asset write-off related to restructuring	-	-	209	-
Depreciation	114	132	489	456
Stock-based compensation	744	669	2,595	2,743
	$3,067	$10,226	$12,858	$20,294

Fourth Quarter and Fiscal Year 2012 Earnings Review

In the fourth quarter ended December 31, 2012, WiLAN generated adjusted earnings of $7.0 million or 6 cents per share as compared to $17.8 million, or 14 cents per share, in the comparative period. In the fiscal year ended December 31, 2012, WiLAN generated adjusted earnings of $41.8 million or 34 cents per share as compared to $71.5 million, or 58 cents per share, in the comparative period. The decrease in adjusted earnings between the reporting periods is primarily attributable to lower revenues and higher investment in litigation.

The Company’s GAAP earnings amounted to a loss of $2.1 million, or 2 cents per share on a basic level, in the three month period ended December 31, 2012, as compared to a GAAP loss of $5.6 million, or 5 cents per share on a basic level, in the same period last year.

In the 12 month period ended December 31, 2012, the Company generated a GAAP loss of $14.5 million, or 12 cents per share on a basic level. This included $31.1 million in expenses related to the Debenture of which $25.5 million was non-cash expense.

In the 12 month period ended December 31, 2011, the Company generated GAAP earnings of $31.8 million, or 26 cents per share on a basic level. This included Debenture financing costs which, after amortization of accretion of debt discount, a non-cash expense of $41.7 million, extinguishment of the conversion feature, a non-cash gain, of $66.7 million and amortization of financing costs, consisting of commissions and professional service fees of $4.2 million, amounted to a net gain of $20.7 million.

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Fourth Quarter and Fiscal Year 2012 Balance Sheet and Cash Flow Review

At December 31, 2012, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $176.9 million, representing a decrease of $256.8 million from the net cash position at December 31, 2011. The decrease is primarily attributable to the retirement of the Debenture, the acquisition of patents and other intangibles totaling $25.4 million, the returning of $30.3 million to shareholders in dividend and share buyback payments, partially offset by $34.0 million in cash generated from operations. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the fourth quarter ended December 31, 2012, the Company generated $17.2 million of cash from operations and returned $4.2 million to shareholders in dividend payments.

First Quarter 2013 Financial Guidance

For the first quarter 2013 ending March 31, 2013, the Company expects revenue to be at least $18.1 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the first quarter of 2013 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the first quarter are expected to be in the range of $18.7 million to $20.4 million of which $13.0 million to $14.4 million is expected to be litigation expense. For the first quarter of 2013, and assuming no additional agreements are signed, adjusted earnings are expected to be between a loss of $2.2 million and breakeven.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s AIF for the 2011 fiscal year dated March 9, 2012 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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The above guidance for the three month period ended March 31, 2013 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – March 6, 2013 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=170537

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=170537 and accessible by telephone until 11:59 PM ET on May 8, 2013.

•	Replay Number (Toll Free): 1.877.660.6853
•	Replay Number (International): 1.201.612.7415
•	Replay passcode (Conference ID #): 408442

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will drive”, ”we can”, ”to secure”, “to continue”, “Company expects”, “to be”, “potential impact”, “may be”, “may differ”, “are expected”, “is expected”, “may exceed”, “can be”, “may vary” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media and Investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Revenue
Royalties	$21,183	$24,224	$87,960	$104,813
Brokerage	-	-	-	996
Total Revenue	$21,183	$24,224	$87,960	$105,809

Operating expenses
Cost of revenue	16,587	37,993	55,503	72,467
Research and development	2,263	2,523	8,887	7,792
Marketing, general and administration	3,067	10,226	12,858	20,294
Realized foreign exchange (gain) loss	114	(656)	22	(1,958)
Unrealized foreign exchange (gain) loss	247	(6,833)	(5,213)	2,997
Transaction costs	-	1,799	-	3,044
Restructuring charges	-	-	418	-
Total operating expenses	22,278	45,052	72,475	104,636
Earnings from operations	(1,095)	(20,828)	15,485	1,173
Investment income	212	2,626	1,277	5,654
Interest expense	(121)	(3,410)	(1,247)	(4,218)
Debenture financing, net	-	16,403	(31,138)	20,747
Earnings (loss) before income taxes	(1,004)	(5,209)	(15,623)	23,356

Provision for (recovery of) income tax expense
Current	420	643	3,480	3,275
Deferred	695	(234)	(4,583)	(11,716)
	1,115	409	(1,103)	(8,441)
Net earnings (loss)	(2,119)	(5,618)	(14,520)	31,797

Other comprehensive income
Cumulative translation adjustment	-	-	-	(9,830)
Comprehensive income (loss)	$(2,119)	$(5,618)	$(14,520)	$21,967

Earnings (loss) per share
Basic	$(0.02)	$(0.05)	$(0.12)	$0.26
Diluted	$(0.02)	$(0.05)	$(0.12)	$0.25

Weighted average number of common shares
Basic	121,429,318	123,581,452	121,451,967	122,741,326
Diluted	121,429,318	123,581,452	121,451,967	124,999,644

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$175,246	$432,186
Short-term investments	1,617	1,524
Accounts receivable	1,139	2,153
Prepaid expenses and deposits	314	290
Deferred financing costs	-	1,716
	178,316	437,869

Loan receivable	911	-
Furniture and equipment, net	1,272	1,769
Patents and other intangibles, net	116,846	118,645
Deferred tax asset	20,817	18,086
Goodwill	12,623	12,623
	$330,785	$588,992

Current liabilities
Accounts payable and accrued liabilities	$22,406	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,547	2,458
Deferred tax liability	-	1,851
Debentures	-	203,855
	24,953	237,435

Patent finance obligation	2,670	5,189
Success fee obligation	10,900	15,212
	38,523	257,836

Commitments and contingencies

Shareholders' equity
Capital stock	431,067	436,606
Additional paid-in capital	11,074	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(166,104)	(135,736)
	292,262	331,156
	$330,785	$588,992

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(2,119)	$(5,618)	$(14,520)	$31,797
Non-cash items
Stock-based compensation	939	1,183	3,894	4,228
Depreciation and amortization	6,734	6,516	25,693	22,785
Extinguishment of conversion feature	-	(58,149)	-	(66,679)
Foreign exchange loss	7,780	(54)	7,910	5,796
Deferred financing costs	-	546	1,746	4,195
Accretion of debt discount	-	41,200	25,175	41,737
Discount on loan receivable	121	-	121	-
Disposal of patents	(209)	-	-	704
Deferred income tax recovery	695	(234)	(4,583)	(11,716)
Accrued interest (income) expense	(32)	3,410	(32)	4,218
Long term portion of success fee	-	15,212	-	15,212
	13,909	4,012	45,404	52,277
Change in non-cash working capital balances
Accounts receivable	1,517	5,478	1,014	85
Prepaid expenses and deposits	255	212	(475)	(77)
Payments associated with success fee obligation	(1,331)	-	(12,685)	-
Accounts payable and accrued liabilities	2,845	14,102	7,831	15,785
Due to related party	-	-	(7,102)	-
Cash generated from operations	17,195	23,804	33,987	68,070
Financing
Proceeds on sale of common shares, net	-	45	-	71,992
Dividends paid	(4,234)	(3,113)	(14,617)	(10,668)
Proceeds from issuance (repayment) of convertible debentures	-	6,184	(233,247)	226,749
Debentures repurchased under normal course issuer bid	-	(1,535)	-	(1,535)
Common shares repurchased under normal course issuer bid	-	(2,871)	(15,729)	(2,871)
Common shares issued for cash on the exercise of options	516	385	3,078	6,086
Common shares issued for cash from Employee Share Purchase Plan	115	95	231	182
Cash (used in) generated from financing	(3,603)	(810)	(260,284)	289,935
Investing
Sale (purchase) of short-term investments	-	7,301	(93)	25,473
Loan receivable	(1,000)	-	(1,000)	-
Internally restricted cash	-	220,565	-	-
Purchase of furniture and equipment	(34)	(293)	(403)	(1,907)
Purchase of patents and other intangibles	(1,085)	(9,699)	(25,425)	(19,753)
Cash (used in) generated from investing	(2,119)	217,874	(26,921)	3,813
Foreign exchange gain (loss) on cash held in foreign currency	(7,780)	3,144	(3,722)	(12,268)

Net cash and cash equivalents (used in) generated in the period	3,693	244,012	(256,940)	349,550
Cash and cash equivalents, beginning of period	171,553	188,173	432,186	82,636
Cash and cash equivalents, end of period	$175,246	$432,185	$175,246	$432,186

See accompanying notes to consolidated financial statements

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended December 31, 2012	Three months ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2011

Net earnings (loss) under GAAP	$(2,119)	$(5,618)	$(14,520)	$31,797

Adjusted for:
Unrealized foreign exchange loss	247	(6,833)	(5,213)	2,997
Depreciation and amortization	6,734	6,516	25,693	22,785
Stock based compensation	939	1,182	3,894	4,228
Restructuring charges	-	(285)	418	-
Incentive buy-out	-	7,102	-	7,102
Success fee	-	27,986	-	27,986
Other	-	285	-	285
Asset write-off related to restructuring	-	-	209	-
Interest expense	121	3,410	1,247	4,218
Transaction costs	-	1,799	-	3,044
Investment income	-	(1,660)	-	(3,733)
Debenture financing, net	-	(16,403)	31,138	(20,747)
Provision for (recovery of) income tax expense	1,115	409	(1,103)	(8,441)
Adjusted earnings	$7,037	$17,890	$41,763	$71,521

Adjusted earnings per basic share	$0.06	$0.14	$0.34	$0.58

Weighted average number of common shares
Basic	121,429,318	123,581,452	121,451,967	122,741,326
Diluted	121,429,318	123,581,452	121,451,967	124,999,644

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